

Sidney Zdenek Hornych

With a collaborative history spanning over 21 years, Sidney Zdenek Hornych has worked alongside Tomas Silny, focusing on partnerships and business development. Sidney has successfully navigated the exit of a customized merchandising production company and a digital agency, which boasted in-house designers and developers. These exits have allowed him to pivot towards international business, collaborating with USA, LATAM, and UAE-based partners, and securing business contracts with Etisalat by E&, the world's 12th largest carrier. Now, Sidney's focus is riveted on LLMs and hyper-automation, investing in green energy, and partnering at Twogether.One.

Experience:
2006 - 2014 · 8 yrs, CEO, Founder at PositiveZero Ltd.
A digital agency developing online website strategies for clients such as Microsoft, Heineken, L'Oréal, Danone, Skoda Auto, Parrot, T-Mobile, WMC/Grey, BBDO, Ogilvy, Publicis, McCann Erickson, and other respected ones. With its own in-house UX, UI, design, and technological departments PositiveZero influenced the digital communication of the largest companies in their markets.

May 2021 - Apr 2023 · 2 yrs, CEO, Founder at GRASII Inc.
In 2020, we laid the foundation for a tech company in Miami, officially established in 2021, with a singular focus on creating a marketplace for influencers, heroes, and their dedicated fan base. Operating in a rapidly expanding market valued at $9.6 billion, projected to reach $16.8 billion by 2023, we seized the opportunity to make a mark.

Aug 2003 - Present · 21 yrs, CEO, Founder & President at DPG Invent
DPG has developed a range of solutions for government agencies, including the delivery of helpdesk and content management systems for the Ministry of Regional Development, the Ministry of Foreign Affairs, the Czech Telecommunication Office, the University of Chemistry and Technology, and others.

May 2016 - Present · 8 yrs 4 mos, Mentor at Lilie & Karel Janecek Foundation
Karel Janecek is a Czech mathematician, entrepreneur, anti-corruption campaigner, founder of Institute H21, and author of voting system D21. Sidney has cooperated with Lilie & Karel Janecek Foundation since 2016 and his focus is on supporting social impact companies as a mentor mainly in technical and business questions.

Nov 2022 - Present · 1 yr 10 mos, CEO, Founder & Business Dev at Twogether.One
We streamline processes across various digital disciplines and services, ensuring the creation and enhancement of remarkable solutions.

Jan 2024 - Present · 8 mos, Business Development & Chairman at HEARTYS
At HEARTYS, we build a platform providing a mutual space and support for professionals from the movie and gaming industry to present themselves, their upcoming movies, games, and related projects and to connect with VOD/TV/Cinema viewers, gamers, and other professionals as well as with entertainment investors.